UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: May 25, 2022

EXHIBIT INDEX

Exhibit Number	Description
99.1*	Invitation to the Ordinary Shareholders’ Meeting
99.2*	2022 Annual General Meeting Proxy Card
99.3	Consolidated Financial Statements (IFRS) as at and for the years ended December 31, 2021, 2020 and 2019 (incorporated by reference to Item 18 of Part III of AC Immune’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed on March 22, 2022)
99.4	2021 IFRS Consolidated Financial Statements (incorporated by reference to Exhibit 99.2 to the AC Immune Report of Foreign Private Issuer on Form 6-K filed on March 22, 2022)
99.5	2021 Statutory Annual Report (incorporated by reference to Exhibit 99.3 to the AC Immune Report of Foreign Private Issuer on Form 6-K filed on March 22, 2022)
99.6	2021 Compensation Report (incorporated by reference to Exhibit 99.4 to the AC Immune Report of Foreign Private Issuer on Form 6-K filed on March 22, 2022)

* Filed herewith.